June 11, 2013

FILED BY EDGAR CORRESPONDENCE

Ms. Cecilia Blye
Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:    SEACOR Holdings Inc.
Responses to Staff comments on:
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-12289

Dear Ms. Blye:

This letter is written on behalf of SEACOR Holdings Inc. ("Company") in response to comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") as set forth in your letter to the Company dated May 30, 2013. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff's comment letter, and we have repeated the Staff's comments in bold text preceding our responses.

General

1.
We note disclosure throughout your Form-10-K regarding business activities in Africa and the Middle East, regions that include Sudan and Syria. We note also that Section 6.16(d) of a February 7, 2012 Stock Purchase Agreement filed as Exhibit 2.1 to your Form 8-K filed on February 9, 2012, states that you will use commercially reasonable efforts to provide consultancy support to the buyer to obtain an OFAC license authorizing NRC to provide training in Cuba similar in scope and term to you or your subsidiaries' current OFAC license to provide training in Cuba. Sudan, Syria and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with Sudan since your letter to us dated April 22, 2005, and about any contacts with Syria and Cuba. Describe to us the nature and extent of your past, current, and anticipated

Ms. Cecilia Blye
June 11, 2013

contacts with those countries, whether through subsidiaries, affiliates, charterers, customers or other direct or indirect arrangements. Your response should describe any equipment, components, services, technology or products you have provided to Sudan, Syria and Cuba, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Company Response:

To the best of our knowledge, the Company, including its subsidiaries, affiliates, charterers, customers or other direct or indirect arrangements, has not had any contacts with and is not anticipating any contacts with Syria and has had no contacts with Sudan since the matter addressed in the April 22, 2005 letter and is not anticipating any such contact.

Pursuant to License Number CT-14927 (the "License") awarded to SEACOR Environmental Services Inc. ("SES") by the Office of Foreign Assets Control of the U.S. Department of Treasury ("OFAC") on July 19, 2011, certain designated representatives of SES and its wholly owned or controlled affiliates, in particular, O'Brien's Response Management ("ORM") and National Response Corporation ("NRC"), were authorized to engage in travel-related transactions relating to oil spill prevention in Cuba for purposes of providing equipment assessment services and conducting training related to oil spill prevention, mitigation, containment, and recovery for a regional branch of Repsol YPF, S.A. ("Repsol"), a Spanish corporation located in Madrid, Spain.

In March of 2012, ORM submitted a request to OFAC to engage in a broader range of activities related to oil spill prevention and response activities beyond that authorized in the License. These activities included, but were not limited to, the payment of travel-related expenses and other transactions directly related to the services for Repsol that would be provided in Cuban waters and territory, or would directly benefit Cuba. In this request, ORM notified OFAC that SES had sold certain of its subsidiaries, including NRC, to J.F. Lehman & Company, a U.S. company. In response, OFAC requested additional information be provided to supplement the application.

In the Stock Purchase Agreement governing the sale of NRC to J.F. Lehman, the Company agreed, for a temporary period following the closing date, not to exceed ninety (90) calendar days, to use commercially reasonable efforts to provide consultancy support with respect to, among other things, obtaining “an OFAC license authorizing NRC to provide training in Cuba that is similar in scope and term to [the Company's] or its subsidiaries' current OFAC license to provide training in Cuba.” The Company was not requested to, and did not provide any consultancy support with respect to the OFAC license.

While ORM was gathering the additional information requested by OFAC, Repsol announced in May of 2012 that it was ceasing its drilling operations because the exploratory well came up dry. As a result of Repsol's withdrawal, Repsol notified ORM that it would not be utilizing its services for Cuba at that time and ORM has not, and did not invoice for any services in connection with the License. The License expired July 31, 2012, and was not renewed.

Ms. Cecilia Blye
June 11, 2013

Consequently, ORM's outside counsel notified OFAC that ORM would withdraw the pending license application (CU-19320), and would submit a new application for a broader license that would authorize ORM to provide services to companies engaged in off-shore oil drilling and exploration activities.

On December 31, 2012, the Company contributed its interest in ORM to Witt Group Holdings, LLC in exchange for an equity interest in Witt Group Holdings, LLC, which was renamed Witt O'Brien's, LLC ("WOB"). In connection with this transaction, ORM became a wholly owned-subsidiary of WOB. It is anticipated that within four to six weeks of the date of this response letter, ORM will submit an application to OFAC seeking a specific license to authorize ORM to provide oil spill activities as part of a comprehensive environmental protection effort that would directly benefit the Cuban people and would serve to protect the U.S. coast line from any adverse environmental impact of an oil spill. ORM will be requesting OFAC to authorize a license authorizing ORM to provide services to companies engaged in drilling or exploration activities or ventures off of the coast of Cuba.

If OFAC issues a license in response to this application, ORM would be authorized to provide services designed to avoid and/or mitigate environmental damage resulting from oil spills around Cuba and subsequent effects that such spills could have on Cuban beaches, coastal communities and local industries. As Cuba has no oil spill regulations and no trained personnel who can handle an environmental emergency resulting from a possible off-shore spill, ORM's activities would have a humanitarian purpose and would directly benefit the Cuban people by increasing the level of prevention activities and minimizing the risk of an environmental catastrophe. In addition, the activities performed by ORM would benefit the U.S., particularly Florida, the Gulf Coast states, and the East Coast, as any offshore blowout from an improperly contained oil spill would likely impact the U.S. coastline, depending on the direction of water currents if an oil spill were to occur in Cuban waters.

The Company also has been reviewing opportunities to charter vessels to third parties in possession of appropriate OFAC licenses and regulatory waivers to engage in trade between south Florida and Cuba, but has not commenced any such activities.

1.
Please discuss the materiality of your contacts with Sudan, Syria and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Syria and Cuba.

Ms. Cecilia Blye
June 11, 2013

Company Response:

As indicated above, to the best of our knowledge, the Company, including its subsidiaries, affiliates, charterers, customers or other direct or indirect arrangements, has not had any contacts with and is not anticipating and contacts with Syria and has had no contacts with Sudan since the matter addressed in the April 22, 2005 letter and is not anticipating any such contact. The Company believes the License and application discussed in response to Question 1 above is immaterial to the Company's operations and does not constitute a material investment risk for the Company's security holders. There have been no revenues related to the License for the past three fiscal years or the current interim period.

The Company's minimal contact with Cuba is designed to be in full compliance with applicable U.S. law and regulations. The Company has an anti-corruption policy that includes export control and sanctions compliance with training designed to ensure that all activity relating to the listed countries is conducted in conformity with applicable law. The policy provides that no Company personnel are involved in such activity where involvement is impermissible and that customers are screened against U.S. government lists of impermissible customers to safeguard that none of the Company's customers are specially designated persons or otherwise impermissible customers. The Company believes that the insignificant contact with Cuba combined with its humanitarian purpose and benefit to the U.S. coast line (in the event an OFAC license is granted and the requested work performed) has not been and will not be regarded by investors as qualitatively or quantitatively material to making an investment decision, and will have no impact upon the Company's reputation and share value. The Company is aware of investors that have proposed divestment or other initiatives regarding investment in companies that do business with customers in Iran, Sudan or Syria, but no investors in the Company have threatened divestment or approached the Company about severing its operations in Cuba. The Company will monitor the sentiment of its investors with respect to such activity and will take investor sentiment into consideration in determining its ongoing business activities.

* * * * *

The Company hereby acknowledges to the Commission:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Ms. Cecilia Blye
June 11, 2013

If the Staff has any questions regarding the foregoing responses, please call the undersigned at (954) 627-5206.

Sincerely,

/s/ Paul L. Robinson

Paul L. Robinson
Senior Vice President and General Counsel

Cc:	Mr. Max Webb, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission
Mr. Charles Fabrikant, Executive Chairman of the Board, and Principal Executive Officer of SEACOR Holdings Inc.
Mr. Richard Ryan, Senior Vice President and Chief Financial Officer of SEACOR Holdings Inc.